Clawback Policy for the Recovery of Erroneously Awarded Compensation

Enterprise – All GSK
VQD-POL-003147 (1.0)

Why do we have this Policy?
Purpose
This Clawback Policy (“Policy”) is required for the Company to comply with regulations promulgated by the US Securities & Exchange Commission (“SEC”), and provides for recoupment of certain compensation from covered GSK Staff in the event of an accounting restatement of GSK’s financial statements, as specified in further detail herein.

The scope and terms of this Policy, as required by said regulations, are different than the scope and terms of the Executive and Senior Manager Financial Recoupment Policy, VQD-POL-001055. This Policy is separate from, and does not replace, the Executive and Senior Manager Financial Recoupment Policy. For purposes of clarity, GSK Staff covered by this Policy will remain subject to the terms of the Executive and Senior Manager Financial Recoupment Policy (in the event they are deemed to be Covered Executives or Covered Senior Managers thereunder) independently of their being subject to this Policy.

Who needs to follow it?
Document Audience Scope

Specific Audiences:
Executive Officers (as defined below)
Executive Officers
This policy applies to all Executive Officers.

“Executive Officer” shall mean any member of the GLT (or successor governance body to the GLT). For the avoidance of doubt, the Administrator shall have full discretion to determine which individuals in the Company shall be considered an “Executive Officer” for purposes of this Policy.
Roles and Responsibilities

Roles	Key Responsibilities
Remuneration Committee	Final determination of when an Accounting Restatement has occurred and actions that will be taken for Executive Officers.

Symbol Key:
Critical action; Monitoring item; Helpful tip

What do you need to know / do?
Denial or recoupment of Erroneously Awarded Compensation
In the event the Company is required to prepare an Accounting Restatement, the Administrator shall reasonably promptly (in accordance with the applicable Clawback Rules) determine the amount of any Erroneously Awarded Compensation for each Executive Officer in connection with such Accounting Restatement and shall reasonably promptly thereafter provide each Executive Officer with written notice containing the amount of Erroneously Awarded Compensation and a demand for repayment or return, as applicable. For Clawback Eligible Incentive Compensation based on stock price or total shareholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Administrator based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Clawback Eligible Incentive Compensation was Received (in which case, the Company shall maintain documentation of such determination of that reasonable estimate and provide such documentation to the Listing Exchange). For the avoidance of doubt, recovery under this Policy with respect to an Executive Officer shall not require the finding of any misconduct by such Executive Officer or such Executive Officer being found responsible for the accounting error leading to an Accounting Restatement.

In the event that any repayment of Erroneously Awarded Compensation is owed to the Company, the Administrator shall recover reasonably promptly the Erroneously Awarded Compensation through any Method of Recovery it deems reasonable and appropriate in its discretion based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery. For the avoidance of doubt, except to the extent permitted pursuant to the Clawback Rules, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder. Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated in this Policy if recovery would be Impracticable. In implementing the actions contemplated in this Policy, the Administrator will act in accordance with the listing standards and requirements of the Listing Exchange and with the applicable Clawback Rules.

Subject to the discretion of the Administrator, an applicable Executive Officer may be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering Erroneously Awarded Compensation in accordance with this Policy.

Reporting and Disclosure

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of U.S. federal securities laws, including any disclosure required by applicable SEC rules.

Indemnification Prohibition

The Company shall not be permitted to indemnify any Executive Officer against the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy and/or pursuant to the Clawback Rules or to pay or reimburse any Executive Officer for the cost of third-party insurance purchased by an Executive Officer to cover any such loss under this Policy and/or pursuant to the Clawback Rules. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date). This shall include, without limitation, any indemnification provisions obligating or permitting the Company or any of its Affiliates to indemnify an Executive Officer included in any corporate formation or governance document (e.g. company bylaws or corporate resolutions). Any such purported indemnification (whether oral or in writing) shall be null and void.

Interpretation

The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of the Clawback Rules. The terms of this Policy shall also be construed and enforced in such a manner as to comply with applicable law, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and any other law or regulation that the Administrator determines is applicable.

Effective Date

This Policy shall be effective as of the Effective Date.

Other Recoupment Rights; No Additional Payments

The Administrator intends that this Policy will be applied to the fullest extent permitted by applicable law. The Administrator may require that any employment agreement, equity award agreement, or any other agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy. Executive Officers shall be deemed to have accepted continuing employment on terms that include compliance with the Policy, to the extent of its otherwise applicable provisions, and to be contractually bound by its enforcement provisions. Executive Officers who cease employment or service with the Company shall continue to be bound by the terms of the Policy with respect to Clawback Eligible Incentive Compensation. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any similar policy in any employment agreement, cash-based bonus plan, equity award agreement or similar agreement and any other legal remedies available to the Company, provided however that any amounts recouped under this Policy arising from a discrete event that would also be subject to recoupment under the Executive and Senior Manager Financial Recoupment Policy due to an Accounting Restatement constituting a Triggering Event thereunder, the Company may not recoup those amounts twice by reason of said Triggering Event. To the extent that an Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy, as determined by the Administrator in its sole discretion. Nothing in this Policy precludes the Company from implementing any additional clawback or recoupment policies with respect to Executive Officers. Application of this Policy does not preclude the Company from taking any other action to enforce any Executive Officer’s obligations to the Company, including termination of employment or institution of civil or criminal proceedings or any other remedies that may be available to the Company with respect to any Executive Officer.

Successors
This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, estates, heirs, executors, administrators or other legal representatives to the extent required by the Clawback Rules or as otherwise determined by the Administrator.
Acknowledgment
An Executive Officer’s receipt and acknowledgment of this Policy is incorporated into any existing offer letter, prior Bonus plan or policy, contract, agreement, or term of employment, and serves to supplement, modify, or replace any provision related to incentive compensation.

Severability
If any provision of this Policy is or should be judged to be invalid, illegal or unenforceable for any reason by a court or tribunal of competent jurisdictions, no other provisions of this Policy shall be affected. In addition, the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render such provision enforceable.
What monitoring is required for this policy?
GSK’s Internal Control Framework (ICF) requires management have appropriate monitoring in place to address and reduce company risks. Monitoring expectations for Recoupment sit within the Investigations Centre of Excellence supported by Global HR, Legal and Compliance.

Questions on risk management and monitoring can be raised to your business area Ethics & Compliance Business Partner, the Enterprise Risk Management Team in Global Ethics and Compliance, your embedded risk management group (if applicable), or the aligned Enterprise/Business/Function Risk Owners.

Glossary
Definitions of capitalized terms not otherwise defined in this document are shown below. Definitions for other capitalized terms not defined in this document can be found in the online GSK Written Standards Glossary.

“Accounting Restatement” shall mean an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement). For the avoidance of doubt, an Accounting Restatement will not be deemed to occur in the event of a restatement of the Company’s financial statements due to a retrospective (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; or (v) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.

“Administrator” shall mean the Committee or any other committee designated by the Board to administer the Policy, and in the absence of such designation, the Board.

“Board” shall mean the Board of Directors of the Company.

“Clawback Eligible Incentive Compensation” shall mean, with respect to each individual who served as an Executive Officer at any time during the applicable performance period for any Incentive-based Compensation (whether or not such individual is serving as an Executive Officer at the time the Erroneously Awarded Compensation is required to be repaid to the Company), all Incentive-based Compensation Received by such individual: (i) on or after the Effective Date; (ii) after beginning service as an Executive Officer; (iii) while the Company has a class of securities listed on the Listing Exchange; and (iv) during the applicable Clawback Period.

“Clawback Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.

“Clawback Rules” shall mean Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC thereunder (including Rule 10D-1 under the Exchange Act) or the Listing Exchange pursuant to Rule 10D-1 under the Exchange Act (including Section 303A.14 of the New York Stock Exchange Listed Company Manual), in each case as may be in effect from time to time.

“Committee” shall mean the Remuneration Committee of the Board.

“Company” or “GSK” shall mean GSK plc, a public limited company formed under the laws of England and Wales (and as the Administrator determines is applicable, together with each of its direct and indirect subsidiaries).

“Effective Date” shall mean October 2, 2023.

“Erroneously Awarded Compensation” shall mean, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Clawback Eligible Incentive Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return shall for purposes of this Policy be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure (i) includes “non-GAAP” financial measures for purposes of Regulation G of the Exchange Act, as well as other measures, metrics and ratios that are not non-GAAP measures; and (ii) need not be presented within the Company’s financial statements or included in a filing with the SEC.

“Impracticable” shall mean, in accordance with the good faith determination of the Committee, or if the Committee does not consist of independent directors, a majority of the independent directors serving on the Board, that recovery would be impracticable and any of the following conditions are met: (i) the direct expenses paid to a third party to assist in enforcing the Policy against an Executive Officer would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Erroneously Awarded Compensation, documented such reasonable attempt(s) and provided such documentation to the Listing Exchange; (ii) recovery would violate the laws of England where that law was adopted prior to November 28, 2022, provided that, before concluding that it would be Impracticable to recover any amount of Erroneously Awarded Compensation based on violation of English law, the Company has obtained an English law opinion from Company or external counsel, acceptable to the Listing Exchange, that recovery would result in such a violation and a copy of the opinion is provided to the Listing Exchange; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

“Incentive-based Compensation” shall mean any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

“Listing Exchange” shall mean the New York Stock Exchange or such other U.S. national securities exchange or national securities association on which the Company’s securities are listed.

“Method of Recovery” shall include, but is not limited to: (i) requiring reimbursement of Erroneously Awarded Compensation; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards; (iii) offsetting the Erroneously Awarded Compensation from any compensation otherwise owed by the Company to the Executive Officer; (iv) cancelling outstanding vested or unvested equity awards; and/or (v) taking any other remedial and recovery action permitted by applicable law, as determined by the Administrator.

“Received” shall, with respect to any Incentive-based Compensation, mean deemed receipt and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation occurs after the end of that period. For the avoidance of doubt, Incentive-based Compensation that is subject to both a Financial Reporting Measure vesting condition and a service-based vesting condition shall be considered received when the Financial Reporting Measure is achieved, even if the Incentive-based Compensation continues to be subject to the service-based vesting condition.

“Restatement Date” shall mean the earlier to occur of: (i) the date the Board, a committee of the Board or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

Where to raise questions, concerns or exceptions
If you are unsure about how to apply this policy, please bring this to the attention of an Ethics and Compliance Business Partner.
There are no exceptions for this policy.

If you see any violations of this company policy, please report it through the appropriate Speak Up channels. To find your local Speak Up integrity line number or to report online, please visit: www.gsk.com/speakup
References
Related Documents

Doc Number and Name	Doc Relationship
VQD-SOP-017984: Procedure for Conducting Internal Investigations	Related SOP

Administration
Document Governance

Governance Board Approval	Remuneration Committee
Governance Approval Date	29 November, 2023
Owner	James Ford Senior Vice President and Group General Counsel
Author	Justin Huang, Senior Counsel, Business Development & Corporate Legal
Version History and Changes

Current Version:	VQD-POL-003147 (1.0) - Clawback Policy
Previous Versions:	This is the first version of this Policy
Document Alias:	Not Applicable
Records Retention:	Retain versions in accordance with GSK Records Retention Schedule code GRS026 unless over ridden by an active Legal Preservation Notices.

Exhibit A

CLAWBACK POLICY
ACKNOWLEDGEMENT AND ACCEPTANCE FORM
Capitalized terms used but not otherwise defined in this Acknowledgement and Acceptance Form shall have the meanings ascribed to such terms in the Clawback Policy, VQD-POL-003147 (1.0) (the “Policy”). By signing below, the undersigned executive officer (the “Executive Officer”) acknowledges and confirms that the Executive Officer has received and reviewed a copy of the Policy and, in addition, the Executive Officer acknowledges and agrees as follows:
(a)the Executive Officer is and will continue to be subject to the Policy and that the Policy will apply both during and after the Executive Officer’s employment with the Company;
(b)to the extent necessary to comply with the Policy, the Policy hereby amends any employment agreement, equity award agreement or similar agreement that the Executive Officer is a party to with the Company and shall apply and govern Incentive-based Compensation Received by any Executive Officer, notwithstanding any contrary or supplemental term or condition in any document, plan or agreement including without limitation any employment contract, indemnification agreement, equity agreement, or equity plan document. The foregoing notwithstanding, unless otherwise expressly required to comply with the Clawback Rules, this Policy will not amend or otherwise modify or replace any other remedies or rights of recoupment that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any similar policy in any employment agreement, cash-based bonus plan, equity award agreement or similar agreement and any other legal remedies available to the Company;
(c)the Executive Officer shall abide by the terms of the Policy, including, without limitation, by returning any Erroneously Awarded Compensation to the Company to the extent required by, and in a manner permitted by, the Policy;
(d)any amounts payable to the Executive Officer, including any Incentive-based Compensation, shall be subject to the Policy as may be in effect and modified from time to time in the sole discretion of the Administrator or as required by applicable law or the requirements of the Listing Exchange, and that such modification will be deemed to amend this acknowledgment;
(e)the Company may recover compensation paid to the Executive Officer through any Method of Recovery the Administrator deems appropriate, and the Executive Officer agrees to comply with any request or demand for repayment by the Company in order to comply with the Policy;
(f)the recovery of Erroneously Awarded Compensation under this Policy will not give rise to any right to voluntarily terminate employment for “good reason,” or due to a “constructive termination” (or any similar term of like effect) under any plan, program or policy of or agreement with the Company;
(g)the Company may, to the greatest extent permitted by applicable law, reduce any amount that may become payable to the Executive Officer by any amount to be recovered by the Company pursuant to the Policy to the extent such amount has not been returned by the Executive Officer to the Company prior to the date that any subsequent amount becomes payable to the Executive Officer; and
(h)any assertion or application of any rights under federal, state, local or foreign law or in contract or equity that would otherwise conflict with or narrow the Company’s authority to interpret, apply and enforce the Policy to its fullest extent, including but not limited to, the

Company’s authority to withhold or divert wages pursuant to the Policy, is hereby waived by the Executive Officer.
This Acknowledgment and Acceptance Form may be electronically signed and any digital or electronic signatures (including pdf, facsimile or electronically imaged signatures provided by Adobe Sign or any other digital signature provider) appearing on this Acknowledgment and Acceptance Form are the same as handwritten signatures for the purposes of validity, enforceability and admissibility, and that delivery of any such electronic signature to, or a signed copy of, this Acknowledgment and Acceptance Form may be made by facsimile, email or other electronic transmission.

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